Ballard Power Systems Inc.

News Release

Ballard Reports Second Quarter 2013 Results

•	Top line growth of 114% and bottom line improvement in Adjusted EBITDA of 49%

For Immediate Release – July 31, 2013

VANCOUVER, CANADA– Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) today announced consolidated financial results for the second quarter ended June 30, 2013. All amounts are in U.S. dollars unless otherwise noted and have been prepared in accordance with International Financial Reporting Standards (IFRS).

Summary of Second Quarter 2013 Results

Revenue in Q2 was up 114%, driven primarily by positive performance of the Telecom Backup Power and Engineering Services markets. Adjusted EBITDA improved 49%, driven by the top line growth in tandem with a major improvement in gross margin.

Beyond this solid performance in these key commercial stage markets in the quarter, the Company also demonstrated advancement of its strategy to position for broader value creation, with particular focus on opportunities in China and South Africa. Specifically, on May 28 Ballard announced an MOU for an Engineering Services program to support Azure Hydrogen’s planned China fuel cell bus initiative. In addition, the Company’s development work on a new low cost, continuous power system has progressed and a public commitment of support was announced by the South African Government, as noted in Ballard’s June 18 press release.

John Sheridan, President and CEO said, “The positive trend reflected in our Q2 results is evidence of progress with our strategy to re-align resources in order to accelerate the Company’s two key growth drivers, Telecom Backup Power and Engineering Services, while positioning for broader value creation in development stage markets.”

Second Quarter 2013 Highlights1

Growth (all comparisons to Q2 2012 unless otherwise noted)

•	Revenue of $14.6 million, an increase of 114%.

•	Gross margin of 22%, an improvement of 18-points.

Commercial Stage Markets
Telecom Backup Power

•	Revenue of $4.3 million, an increase of 363%.

•	Recent progress:

•	Launched enhanced air-cooled FCgenTM-1020ACS fuel cell stack, with increased durability and lifetime.

•	Launched next-generation methanol-fuelled ElectraGenTM-ME system, with improvements in reliability, durability and ease of maintenance and servicing.

•	Shipped 177 ElectraGenTM systems in Q2, bringing total system shipments close to 2,500, including more than 1,600 to Asia, South Africa and the CALA region.

•	Public endorsement by the Government of South Africa for Ballard’s development work on the low cost continuous power system; in addition to use as a Home Generator, the system will also be leveraged for the benefit of ElectraGenTM Telecom Backup Power products.

•	Sponsored a webinar – with an audience of more than 50 experts from telecom service providers, telecom equipment OEMs and government agencies – focused on a case study of the 100% reliability exhibited by ElectraGenTM systems in the Bahamas Telecommunications Company (BTC) network during Hurricane Sandy.

Engineering Services

•	Revenue of $5.7 million, an increase of 87%.

•	Recent progress:

•	Continued contract work with AFCC and Mercedes-Benz Fuel Cells.

•	Ramped up work effort related to the 4-year Volkswagen contract signed on March 6.

•	Continuing work on smaller projects for the telecom and strategic technical components areas, suggests further growth opportunities in non-automotive markets.

Material Handling

•	Revenue of $1.5 million, a decrease of 27%.

•	Recent progress:

•	Plug Power, Ballard’s system integration and distribution partner, announced a strategic investment from Air Liquide, the world leader in gases for industry, health and the environment.

•	Plug Power introduced its GenDriveTM 1900 system, expanding the addressable market by enabling the Company to now address all class-one forklift trucks.

Development Stage Markets

•	Revenue of $3.1 million, an increase of 296%.

•	Recent progress:

•	Announced a non-binding MOU with Azure Hydrogen for licensing and services related to development of a bus program, which will be supported by funding from Chinese sources. Contract discussions are now underway.

•	Shipped 5 fuel cell bus modules: 4 to Van Hool in Europe; and 1 to SunLine Transit Agency in CA.

•	Toyota successfully turned up the 1MW ClearGenTM distributed generation system installed at its office campus in Torrance, CA and the system delivered 98.5% availability during the first six weeks of operation.

Path to Profitability (all comparisons to Q2 2012 unless otherwise noted)

•	Cash operating costs[2] of $7.1 million, an improvement of 2%.

•	Adjusted EBITDA[2] of ($3.3) million, an improvement of 49%.

•	Net income of ($5.2) million or ($0.05) per share, improvements of 30% and 40%, respectively.

•	Cash used by operating activities of $4.7 million, an improvement of 58%.

•	Cash reserves of $25.8 million or $23.1 million net of $2.7 million outstanding on the Company’s bank operating line.

2013 Business Outlook

The Company has confirmed its full year guidance for:

•	Revenue growth in excess of 30%; and

•	Adjusted EBITDA improvement in excess of 50%.

Second Quarter 2013 Financial Highlights

(Millions of U.S. dollars)	Three months ended June 30,			Six months ended June 30,
	2013	2012	% Improvement	2013	2012	% Improvement
-
GROWTH
Fuel Cell Product & Service Revenue:
Telecom Backup Power	$4.3	$0.9	363%	$10.7	$2.3	365%
Engineering Services	$5.7	$3.1	87%	$8.4	$6.2	34%
Material Handling	$1.5	$2.0	-27%	$2.4	$3.3	-27%
Development Stage Markets	$3.1	$0.8	296%	$5.5	$5.1	9%

Total Fuel Cell Product & Service Revenue	$14.6	$6.8	114%	$26.9	$16.9	59%

12 Month Rolling Order Book	$42.9	$42.3

PROFITABILITY

Gross Margin	22%	4%	18-points	23%	14%	9-points

Cash Operating Costs[2]	$7.1	$7.2	2%	$15.3	$16.4	6%

Adjusted EBITDA[2]	($3.3)	($6.4)	49%	($7.9)	($12.8)	38%

Net Income (Loss)	($5.2)	($7.4)	30%	($13.1)	($16.1)	18%

Earnings Per Share	($0.05)	($0.09)	40%	($0.14)	($0.19)	27%

Normalized Net Loss[2]	($4.8)	($7.4)	35%	($11.6)	($16.1)	28%

Normalized Net Loss Per Share[2]	($0.05)	($0.09)	44%	($0.12)	($0.19)	36%

CASH
Cash Used by Operating Activities:
Cash Operating Income (Loss)	($3.2)	($6.0)	47%	($9.4)	($12.5)	24%
Working Capital Changes	($1.5)	($5.2)	71%	($2.3)	($13.8)	84%

Cash Used By Operating Activities	($4.7)	($11.2)	58%	($11.7)	($26.3)	56%

Cash Reserves	$25.8	$24.6	5%

Cash Reserves, Net of Operating Line	$23.1	$15.2	52%

For a more detailed discussion of Ballard Power Systems’ second quarter 2013 results, please see the company’s financial statements and management’s discussion & analysis, which are available at www.ballard.com/investors, www.sedar.com and www.sec.gov/edgar.shtml.

Conference Call
Ballard will hold a conference call on Thursday, August 1, 2013 at 8:00 a.m. PDT (11:00 a.m. EDT) to review its second quarter 2013 operating results. The live call can be accessed by dialing +1.604.638.5340. Alternatively, a live audio and PowerPoint slide webcast can be accessed through a link on Ballard’s homepage (www.ballard.com). Following the call, the audio webcast will be archived in the Quarterly Results area of the Investor section of Ballard’s website (www.ballard.com/investors).

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements
This release contains forward-looking statements concerning projected revenue growth, product shipments, gross margin, Adjusted EBITDA, cash operating expenses and product sales. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard’s most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard’s actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

Further Information
Guy McAree +1.604.412.7919, investors@ballard.com or media@ballard.com

Endnotes:
1 With the January 31, 2013 sale of the Company’s non-core Material Products division, comparisons made to 2012 are on a continuing operations basis, excluding the Material Products division, consistent with IFRS accounting principles.
2 Cash Operating Costs measures operating expenses excluding stock based compensation expense, depreciation and amortization, restructuring charges, acquisition costs and financing charges. EBITDA measures net loss attributable to Ballard from continuing operations, excluding finance expense, income taxes, depreciation of property, plant and equipment, amortization of intangible assets, and goodwill impairment charges. Adjusted EBITDA adjusts EBITDA for stock based compensation expense, transactional gains and losses, asset impairment charges, finance and other income, and acquisition costs. Normalized Net Loss measures net loss attributable to Ballard from continuing operations, excluding transactional gains and losses and asset impairment charges.

Note that Cash Operating Costs, EBITDA, Adjusted EBITDA and Normalized Net Loss, are non GAAP measures. Non GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Ballard believes that Cash Operating Costs, EBITDA, Adjusted EBITDA and Normalized Net Loss assist investors in assessing Ballard’s operating performance and liquidity. These measures should be used in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. For a reconciliation of Cash Operating Costs, EBITDA, Adjusted EBITDA and Normalized Net Loss to the Consolidated Financial Statements, please refer to Ballard’s Management’s Discussion & Analysis.